Exhibit 99.6

12 December 2003

Eidos plc

Notification of Directors’ Interests

The following awards of Performance Shares were granted to certain directors of the Company under the Eidos plc 2003 Performance Share Plan on 12 December 2003:

	M. McGarvey	J. Kemp	S. Cruickshank

Number of Performance Shares Awarded	244,200	67,800	81,300

Number of Performance Shares held following this notification*	389,200	115,300	81,300

*includes previous awards of Restricted Stock as appropriate

•	Period during which or date on which exercisable

12/12/06

•	Total amount paid (if any) for grant of the option

Nil

•	Description of shares or debentures involved: class, number

Ordinary shares of 2 pence each

•	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Nil

•	Any additional information

Awards vest subject to achievement of performance conditions

•	Name of contact and telephone number for queries

Jonathan Ball 0208 636 3000

•	Name and signature of authorised company official responsible for making this notification

Jonathan Ball

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